Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Ingraham, Scott S.	2. Issuer Name and Ticker or Trading Symbol Camden Property Trust (CPT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [ ] Officer (give [_] Other (specify title below) below)
(Last) (First) (Middle) c/o Viva Group, Inc. 3220 Nebraska Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/21/2003
(Street) Newport Beach, CA 90404		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares of Beneficial Interest	04/21/03		M		10,000	(A)	$28.66
Common Shares of Beneficial Interest	04/21/03		S		10,000	(D)	$34.49	59,592	(D)
Common Shares of Beneficial Interest	04/22/03		M		1,000	(A)	$28.66
Common Shares of Beneficial Interest	04/22/03		S		1,000	(D)	$35.00	59,592	(D)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Tranaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to purchase common shares	$28.66	04/21/03		M			10,000	(1)	10/15/03	Common Shares of Beneficial Stock	10,000		224,316	(D)
Option to purchase common shares	$28.66	04/22/03		M			1,000	(1)	10/15/03	Common Shares of Beneficial Stock	1,000		223,316	(D)

Explanation of Responses:

(1) The Reporting Person acquired shares through the exercise of vested options in accordance with the 1993 Share Option Incentive Plan, as amended, and subsequently disposed of such shares in an open market transaction.      The options vested in four equal installments in October 1994, October 1995, October 1996 and October 1997.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Scott S. Ingraham **Signature of Reporting Person	04/22/03 Date

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